EXHIBIT 2.1.5

PURCHASE AGREEMENT - GOODS

Agreement #:
Effective Date:	January 2, 2003
Expiration Date:	December 31, 2003

TRIQUINT:

TriQuint Semiconductor, Inc (and all of its subsidiaries, hereinafter “Buyer” when referring to the products listed on Addendum A, Part I, and “Supplier” when referring to the products listed on Addendum A, Part II)

2300 NE Brookwood Parkway

Hillsboro, OR 97124

AGERE:

Agere Systems Inc.(and all of its subsidiaries, hereinafter “Buyer” when referring to the products listed on Addendum A, Part II, and “Supplier” when referring to the products listed on Addendum A, Part I)

1110 American Parkway NE, Lehigh Valley Central Campus

Allentown, PA 18109

Addenda attached hereto and	☒	Terms and Conditions of Purchase Agreement - Goods
incorporated herein by reference	☒	A	Product Description and Price Schedule (Parts I and II)
(Mark “X” where applicable):	☒	B	Quality Requirements
	☒	C	Supplemental Provisions
	☒	D	Software License
	☒	E	Cancellation and Reschedule Addendum

Buyer may purchase and Supplier shall sell the Items as described in the Addendum A, at prices specified, in accordance with the Terms and Conditions of this Agreement.  All Purchase Orders issued to Supplier by Buyer during the term of this Agreement shall be governed only by the Terms and Conditions of this Agreement notwithstanding any preprinted terms and conditions on Supplier’s acknowledgment or Buyer’s Purchase Order.  Any additional or different terms in Supplier’s documents are hereby deemed to be material alterations and notice of objection to and rejection of them is hereby given.

TRIQUINT SEMICONDUCTOR, INC.		AGERE SYSTEMS INC.

Signature:	/s/ Raymond A. Link	Signature:	/s/ Paul Bento

Printed Name:	Raymond A. Link	Printed Name:	Paul Bento

Title:	Vice President - Finance and	Title:	Vice President - Law
Administration, Chief Financial Officer,
	and Secretary	Date:	January 2, 2003

Date:	January 2, 2003

TERMS AND CONDITIONS OF PURCHASE AGREEMENT - GOODS

1.        DEFINITIONS

A.     “Hazardous Materials” are or contain dangerous goods, chemicals, contaminants, substances, pollutants, or any other materials that are defined as hazardous by relevant local, state, national, or international law, regulations, and standards.

B.       “Items” means the goods that Supplier is to provide to Buyer as set forth on Addendum A.  Any Item that is custom made for Buyer shall be indicated by an asterisk (*) on Addendum A.

C.       “Purchase Order” is Buyer’s document setting forth specific line Items ordered and Release information.

D.      “Release” means Buyer’s authorization to Supplier to ship in accordance with the Buyer’s Purchase Order, and authorizing Supplier to ship a definite quantity of Items to a specified schedule.  The Release is contained in the Purchase Order sent to Supplier.

2.        TERM OF AGREEMENT

A.     The term of this Agreement shall begin on the Effective Date and continue to the Expiration Date.

B.       At Buyer’s option, Items may be scheduled for delivery up to three (3) months following expiration of this Agreement.

3.        PRICING

A.     Prices set forth on Addendum A shall remain fixed for the initial term of this Agreement. The parties may substitute a revised Addendum A at any time by each signing a dated copy that shall from such date be the effective Addendum A.

B.       Buyer may return up to thirty-three percent (33%) of its inventory of non-custom Items purchased from Supplier during the previous ninety (90) days in unopened, original, individual Item packaging for a credit against any outstanding or future Supplier invoices.

C.       (i) All applicable taxes, including but not limited to sales/use taxes, value added taxes (“VAT”), goods and services taxes (“GST”), transaction privilege taxes, gross receipts taxes, and other charges such as duties, customs, tariffs, imposts, and government imposed surcharges shall be stated separately on Supplier’s invoice and shall be for the account of Buyer.  Supplier shall remit all such charges to the appropriate tax authority unless Buyer provides sufficient proof of tax exemption.  In the event that Buyer is prohibited by law from making payments to Supplier unless Buyer deducts or withholds taxes therefrom and remits such taxes to the local taxing jurisdiction, then Buyer shall duly withhold such taxes and shall pay to Supplier the remaining net amount after the taxes have been withheld.  Buyer shall promptly furnish Supplier with a copy of an official tax receipt or other appropriate evidence of any taxes imposed on payments made under this Agreement, including taxes on any additional amounts paid.  Buyer shall not reimburse Supplier for the amount of such taxes withheld.  Each party is responsible for its own respective income taxes or taxes based upon gross revenues, including but not limited to business and occupation taxes.

(ii)  To the extent that this Agreement includes transfers of licenses for software to be used in Web-based E-Commerce and/or E-Business solutions, or Web-related service fees, including but not limited to hosting fees, data and/or storage fees, and application services, and such services are determined to be taxable or to become taxable at some future point in time, Supplier will collect such taxes as determined to be due from Buyer, or Buyer’s resellers if applicable, and will remit same to the appropriate taxing jurisdictions.  In the case of taxes imposed on the gross revenues resulting from the provision of said services, Supplier will remit such taxes to the taxing jurisdiction before any deduction for Buyer’s share of any business service fees.  Supplier will separately invoice and state separately thereon each type of service and applicable taxes provided under the Agreement.

D.      Additional costs, except those described on Addendum A, will not be reimbursed without Buyer’s prior written approval.

4.        INVOICING AND PAYMENT

A.     Buyer shall make payment within thirty (30) days of Buyer’s receipt of the proper original invoice or Buyer’s receipt of Items, whichever is later.

B.       Original invoices or packing lists shall be submitted and shall include:  purchase agreement number from the Purchase Order, Purchase Order number, line Item number, Release number, part number, complete bill to address, description of Items, quantities, unit price, extended totals, and any applicable taxes or other charges.   All costs forwarded to Buyer for reimbursement of expenses agreed under the terms of this Agreement shall be net of any reclaimable Value Added Taxes (“VAT”) incurred on such expenses.  Buyer’s payment shall not constitute acceptance.

C.       Supplier agrees to invoice Buyer no later than one hundred eighty (180) days after shipment of Items.  Buyer will not be obligated to make payment against any invoices submitted after such period.

5.        TERMINATION FOR CONVENIENCE

A.     Buyer may terminate this Agreement or any Purchase Order or Release issued, or any part thereof, at any time for its sole convenience by giving written notice of termination to Supplier.  Upon Supplier’s receipt of such notice, Supplier shall, unless otherwise specified in such notice, immediately stop all work hereunder and give prompt written notice to and cause all of its suppliers or subcontractors to cease all related work.

B.       There shall be no charges for termination of orders for standard Items. Paragraphs C through E of this Section 5 shall govern Buyer’s payment obligation for custom Items.  Custom Items are Items manufactured to Buyer’s specifications solely for Buyer and offered or sold to no other customer.  Notwithstanding anything to the contrary, Supplier shall not be compensated in any way for any work done after receipt of Buyer’s notice, nor for any costs incurred by Supplier’s vendors or subcontractors after Supplier receives the notice, nor for any costs Supplier could reasonably have avoided.

C.       Any claim for termination charges for custom Items, along with a summary of all mitigation efforts, must be submitted to Buyer in writing within thirty (30) days after receipt of Buyer’s termination notice.

D.      Supplier’s claim may include the net cost of custom work in process scheduled to be delivered within fifteen (15) days and that must be scrapped due to the termination.  Supplier shall, wherever possible, place such custom work in process in its inventory and sell it to other customers.  In no event shall such claim exceed the total price for the Items terminated.  Upon payment of Supplier’s claim, Buyer shall be entitled to all work and materials paid for.

E.        Before assuming any payment obligation under this section, Buyer may inspect Supplier’s work in process and audit all relevant documents.

F.        Notwithstanding anything else in this Agreement, failure to meet the delivery date(s) in the Purchase Order shall be considered a material breach of contract and shall allow Buyer to terminate the order for the Item and/or any subsequent Releases in the Purchase Order without any liability whether the Purchase Order was for standard or custom Items.

6.        CONTINGENCIES

                  Neither party shall be responsible for its failure to perform due to causes beyond its reasonable control, such as acts of God, fire, theft, war, riot, embargoes or acts of civil or military authorities.  If delivery is to be delayed by such contingencies, Supplier shall immediately notify Buyer in writing and Buyer may either: (i) extend time of performance; or (ii) terminate all or part of the uncompleted portion of the Purchase Order at no cost to Buyer.

7.        DELIVERY, RELEASES, AND SCHEDULING

A.  Any forecasts provided by Buyer are for planning purposes only and do not constitute a Release or other commitment by Buyer.

B.       Supplier shall notify Buyer in writing within two (2) business days of receipt of Buyer’s Purchase Order if Supplier is unable to make any scheduled delivery and shall state the reasons therefor.  The absence of such notice constitutes acceptance of the Purchase Order and commitment to the Release terms.

C.       Supplier shall deliver Items per the Release schedule and Buyer may return non-conforming shipments at Supplier’s risk and expense.

D.      Buyer may reschedule any Release in whole or in part prior to the Release date at no additional charge.

E.        Buyer may place any portion of a Release on hold by notice that shall take effect immediately upon receipt.  Releases placed on hold will be rescheduled or terminated in accordance with Section 5 within a reasonable time.

F.        Buyer shall have no obligation with respect to the  purchase of Items under this Agreement until such Items are specified in an issued Purchase Order that contains specific Release dates for specific Items.

G.       If for any reason Supplier discontinues the manufacture of any Item during the term of this Agreement or within one (1) year after the final delivery under this Agreement,  Supplier shall give Buyer at least ninety (90) days prior written notice of such Item discontinuance, during which time Buyer shall have the option to place a final Release for such Items for delivery to Buyer within an agreed upon period.    If any warranty return claims are made for such discontinued Items, then such returns will be subject to the warranty provisions in Section 8.

8.   ACCEPTANCE AND WARRANTY

A.   Buyer may inspect and test all Items at reasonable times before, during, and after manufacture.  If any inspection or test is made on Supplier’s premises, Supplier shall provide reasonable facilities and assistance for the safety and convenience of Buyer’s inspectors in such manner as shall not unreasonably hinder or delay Supplier’s performance.  All Items shall be received subject to Buyer’s inspection, testing, approval, and acceptance at Buyer’s premises notwithstanding any inspection or testing at Supplier’s premises or any prior payment for such Items. Items rejected by Buyer as not conforming to this Agreement or Item specifications, whether provided by Buyer or furnished with the Item, may be returned to Supplier at Supplier’s risk and expense and, at Buyer’s request, shall immediately be repaired or replaced.

B.      Supplier makes the following warranties regarding Items furnished hereunder, which warranties shall survive any delivery, inspection, acceptance, payment, or resale of the Items:

(i)             Items will not infringe any party’s intellectual property rights;

(ii)          Supplier has the necessary right, title, and interest to provide said Items to Buyer, and the Items will be free of liens and encumbrances;

(iii)       Items are new, and of the grade and quality specified;

(iv)      Items are free from defects in workmanship and material, conform to all samples, drawings, descriptions, and specifications furnished or published by Supplier, and to any other agreed-to specifications;

(v)         Items conform to the manufacturing quality provisions set forth in Addendum B;

C.             If Supplier breaches any of the foregoing warranties, or Items are otherwise defective or non-conforming, during a period of three (3) years after Buyer’s acceptance of Items, Supplier shall, at Buyer’s option, promptly repair, replace, or refund the amount paid for such Items.   Supplier shall bear the cost of shipping and shall bear the risk of loss of all defective or non-conforming Items while in transit.

9.        PRODUCT SPECIFICATIONS/ IDENTIFICATION/ERRATA

A.     Supplier shall not modify the specifications for Items without Buyer’s written consent.  Supplier shall notify Buyer at least one hundred twenty (120) days in advance of any changes in the manufacturing process.

B.       Supplier shall cooperate with Buyer to provide configuration control and traceability systems for Items supplied hereunder.

C.       Supplier shall provide Buyer with an errata list for each Item and shall promptly notify Buyer in writing of any new errata with respect to the Items.

10.       PACKING AND SHIPMENT

A.     All Items shall be prepared for shipment in a manner that: (i) follows good commercial practice; (ii) is acceptable to common carriers for shipment at the lowest rate; and (iii) is adequate to ensure safe arrival.  Supplier shall mark all containers with necessary lifting, handling and shipping information, Purchase Order number, date of shipment, and the names of the Buyer and Supplier.  Buyer shall notify Supplier of the method of shipment and expected delivery date.  If no instructions are given, Supplier shall select the most cost effective carrier, given the time constraints known to Supplier.   Supplier shall ship only the quantity of Items specified in the Release.  Buyer may return at Supplier’s expense any Items in excess of the quantity stated in the Release.

B.       As directed by Buyer, freight shall be either managed by Supplier or Buyer  in accordance with the following terms and conditions:

                  (i) For Supplier Managed Freight:  All items shall be shipped Delivered Duty Paid, Buyer’s Dock (DDP:  Buyer’s Dock, Incoterms 2000) for non free trade zone factory sites or Delivered Duty Unpaid, Buyer’s Dock (DDU:  Buyer’s Dock, Incoterms 2000) for free trade zone factory sites.  Title and Risk of loss shall pass to Buyer upon delivery of items to Buyer’s Dock.

                  (ii) For Buyer Managed Freight:  All items shall be shipped Free Carrier, Supplier’s Dock (FCA: Supplier’s Dock, Incoterms 2000).  Title and Risk of loss shall pass to Buyer upon delivery of items to Buyer’s agent at the Supplier Dock.

11.       OWNERSHIP AND BAILMENT RESPONSIBILITIES

A.     Any specifications, drawings, schematics, technical information, data, tools, dies, patterns, masks, gauges, test equipment, and other materials furnished or paid for by Buyer shall: (i) be kept confidential; (ii) remain or become Buyer’s property; (iii) be used by Supplier exclusively for Buyer’s orders; (iv) be clearly marked as Buyer’s property and segregated when not in use; (v) be kept in good working condition at Supplier’s expense; and (vi) be shipped to Buyer promptly on demand.

B.       Supplier shall insure Buyer’s property and be liable for loss or damage while in Supplier’s possession or control, ordinary wear and tear excepted.

12.       CONFIDENTIALITY AND PUBLICITY

A.     During the course of this Agreement, either party may have or may be provided access to the other’s confidential information and materials.  Provided such are marked in a manner reasonably intended to make the recipient aware, or the recipient is sent written notice within forty-eight (48) hours of disclosure, that the information or materials are “Confidential”, each party agrees to maintain such information in accordance with the terms of this Agreement or any applicable separate nondisclosure agreement between Buyer and Supplier.  In the absence of another written agreement, at a minimum each party agrees to maintain such information in confidence and limit disclosure on a need to know basis, to take all reasonable precautions to prevent unauthorized disclosure, and to treat such information as it treats its own information of a similar nature, until the information becomes rightfully available to the public through no fault of the non disclosing party.  Supplier’s employees who access Buyer’s facilities may be required to sign a separate non-disclosure agreement prior to admittance to Buyer’s facilities. Supplier shall not use any of the confidential information created for Buyer other than for Buyer.

B.       The parties agree that neither will disclose the existence of this Agreement, nor any of its details or the existence of the relationship created by this Agreement, to any third party without the specific, written consent of the other.  If disclosure of this Agreement or any of the terms hereof is required by applicable law, rule, or regulation, or is compelled by a court or governmental agency, authority, or body, such as annual reports or S1 Filings:  (i) the parties shall use all legitimate and legal means available to minimize the disclosure to third parties of the content of the Agreement, including without limitation seeking a confidential treatment request or protective order; (ii) the party compelled to make disclosure shall inform the other party at least ten (10) business days (i.e., not a Saturday, Sunday or a day on that banks are not open for business in the geographic area in that the non-disclosing party’s principal office is located) in advance of the disclosure; and (iii) the party compelled to make disclosure shall give the other party a reasonable opportunity to review and comment upon the disclosure, and any request for confidential treatment or a protective order pertaining thereto, prior to making such disclosure.  The parties may disclose this Agreement in confidence to their respective legal counsel, accountants, bankers and financing sources as necessary in connection with obtaining services from such third parties. Neither party may use the other party’s name or trademarks in any type of advertisement materials, web sites, press releases, interviews, articles, brochures, business cards, project reference or client listings without the other’s written consent.  For Buyer, this would be the Director of Corporate Purchasing and/or the Vice President of Materials.

C.     The obligations stated in this Section 12 shall survive the expiration or termination of this Agreement.

13.  INTELLECTUAL PROPERTY INDEMNIFICATION

A.     Supplier shall indemnify and hold Buyer and its customers harmless from any costs, expenses (including reasonable attorneys’ fees), losses, damages, or liabilities incurred because of actual or alleged infringement of any patent, copyright, trade secret, trademark, maskwork, or other intellectual property right arising out of the use or sale by Buyer or Buyer’s customers of Items or Buyer’s products manufactured using the Item(s) or containing the Item(s), irrespective of whether Buyer furnishes any specifications to Supplier, except as otherwise provided in this paragraph. Buyer shall notify Supplier of such claim or demand and shall permit Supplier to participate in the defense or settlement thereof.  If an injunction issues as a result of any claim or action, Supplier agrees at its expense and Buyer’s option to either:  (i) procure for Buyer and Buyer’s customers the right to continue using Items; (ii) replace them with non-infringing Items; (iii) modify them so they become non-infringing; or (iv) refund to Buyer the amount paid for any Items returned to Supplier or destroyed. Regardless of which of the foregoing remedies is effected, Supplier shall pay to Buyer rework expenses and incremental costs incurred by Buyer to procure alternative products required to fill orders placed by Buyer and accepted by Supplier as of the effective date of the injunction. This indemnification shall not apply to the extent custom Items are manufactured to Buyer’s detailed specifications and such infringement would not have occurred but for complying with such detailed specifications.

B.       Buyer shall defend, indemnify, and hold Supplier harmless from any costs or expenses arising from a rightful claim of infringement by a third party, where Buyer furnishes and requires Supplier to use detailed specifications for the process of manufacturing the Item(s), and such infringement claim would not have occurred but for complying with such detailed specifications.  Notwithstanding the foregoing, Buyer shall have no liability to Supplier hereunder, if Supplier knows, or through the exercise of reasonable due diligence should have known, that the required manufacturing specification(s) infringe or potentially infringe another party’s intellectual property rights.

C.       The foregoing states the entire set of obligations and remedies flowing between Buyer and Supplier arising from any intellectual property claim by a third party.

14.  RETENTION

                  Supplier shall maintain complete and accurate records for the Items provided under this Agreement as long as Supplier has an obligation to Buyer with respect to such items, and in no event for a period lees than five (5) years after delivery of such Items.

15.       HAZARDOUS MATERIALS

A.     If Items or any services provided hereunder include Hazardous Materials, Supplier represents and warrants that Supplier and its personnel providing services to Buyer understand the nature of and hazards associated with the design and/or service of Items including handling, transportation, and use of such Hazardous Materials, as applicable to Supplier. Prior to causing Hazardous Materials to be on Buyer’s property, Supplier shall obtain written approval from Buyer’s Site Environmental/Health/Safety organization.  Supplier will be responsible for and indemnify Buyer from any liability resulting from the actions of Supplier or its contractors in connection with: (i) providing such Hazardous Materials to Buyer; and/or (ii) the use of such Hazardous Materials in providing services to Buyer.

B.       Supplier will timely provide Buyer with material safety data sheets and any other documentation reasonably necessary to enable Buyer to comply with applicable laws and regulations.

C.       Supplier hereby certifies that Items supplied to Buyer do not contain and are not manufactured with any ozone depleting substances, as those terms are defined by law.

16.       CUSTOMS CLEARANCE

                  Upon Buyer’s request, Supplier will promptly provide Buyer with a statement of origin for all Items and with applicable customs documentation for Items wholly or partially manufactured outside of the country of import.

17.       COMPLIANCE WITH LAWS

A.     Supplier shall comply with all national, state, and local laws and regulations governing the manufacture, transportation, import, export, and/or sale of Items and/or the performance of services in the course of this Agreement.  In the United States, these may include, but are not limited to, Department of Commerce, including U. S. Export Administration regulations, Securities Exchange Commission, Environmental Protection Agency, and Department of Transportation regulations applicable to Hazardous Materials.  Neither Supplier nor any of its subsidiaries will export/re-export any technical data, process, product, or service, directly or indirectly (including the release of controlled technology to foreign nationals from controlled countries), to any country for which the United States government or any agency thereof requires an export license or other government approval without first obtaining such license. A current list of “Controlled Countries” can be found at http://www.bxa.doc.gov.

B.       Supplier represents and agrees that it is in compliance with Executive Order 11246 and implementing Equal Employment Opportunity regulations, the Vietnam Era Veterans’ Readjustment Assistance Act as amended by the Veterans Employment Opportunities Act of 1998 (to include: Vietnam-era Veterans and other Veterans who served on active duty during a war or campaign or expedition for which a campaign badge has been authorized), and the Immigration Act of 1987, unless exempted or inapplicable.

C.       Supplier shall comply with all applicable laws regarding non-discrimination in terms and conditions of employment, payment of minimum wage and legally mandated employee benefits and compliance with mandated work hours. Supplier shall comply with all applicable laws regarding employment of underage or child labor and shall not employ children under the age of 16.

18.       MERGER, MODIFICATION, WAIVER, AND REMEDIES

A.     This Agreement contains the entire understanding between Buyer and Supplier with respect to the subject matter hereof and merges and supersedes all prior and contemporaneous agreements, dealings and negotiations.  No modification, alteration, or amendment shall be effective unless made in writing, dated and signed by duly authorized representatives of both parties.

B.       No waiver of any breach hereof shall be held to be a waiver of any other or subsequent breach.

C.       Buyer’s rights and remedies herein are in addition to any other rights and remedies provided by law or in equity.

D.      If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or unenforceable, such determination shall not affect the validity of the remaining provisions unless Buyer determines in its discretion that the court’s determination causes this Agreement to fail in any of its essential purposes.

19.       ASSIGNMENT

                  Neither party may assign or factor any rights in nor delegate any obligations under this Agreement or any portion thereof without the written consent of the other.  Buyer may cancel this Agreement for cause should Supplier attempt to make an unauthorized assignment of any right or obligation arising hereunder.  For purposes of this Section 19, the acquisition, merger, consolidation, or change in control of Supplier or any assignment by operation of law shall be deemed an assignment that requires Buyer’s written consent.

20.       APPLICABLE LAW

                  This Agreement is to be construed and interpreted according to the laws of the State of Delaware, excluding its conflict of laws provisions. The provisions of the United Nations Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

21.       HEADINGS

                  The headings provided in this Agreement are for convenience only and shall not be used in interpreting or construing this Agreement.

22. SPECIFIC PERFORMANCE

                  Notwithstanding anything else contained in this Agreement, the parties hereto agree that failure to perform certain obligations undertaken in connection with this Agreement would cause irreparable damage, and that monetary damages would not provide an adequate remedy in such event.  The parties further agree that failure to deliver against accepted Purchase Orders, or to deliver confirmed supply or pricing, are such obligations.  Accordingly, it is agreed that, in addition to any other remedy to which the non breaching party may be entitled, at law or in equity, the non breaching party shall be entitled to injunctive relief to prevent breaches of the provisions of this Agreement, and an order of specific performance to compel performance of such obligations in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction.

23.       NOTICES

Unless otherwise agreed in writing by the parties, all notices to Buyer regarding this Agreement shall be sent to Buyer’s Materials General Counsel and to the Buyer’s Materials Representative, all at the address on the signature page of this Agreement.

24. PRIVACY

A.       If Buyer transmits any personal information to Supplier, Supplier warrants that Supplier shall not transfer such personal information to any third party or use it for any purpose other than as described in this Agreement.

B.         If Supplier obtains personal information in the course of performance of Services for Buyer, Supplier warrants that Supplier shall not transfer such personal information to any third party or use it for any purpose other than as described in this Agreement.

C.           If Supplier collects personal information on behalf of Buyer, and Buyer has given notice to Supplier that Buyer will use such personal information in order to contact the data subject, Supplier shall submit personal information to Buyer only if the data subject has opted-in to receive information, either from Buyer, or from other companies or persons in general.

D.          Supplier shall permanently delete all personal information within thirty (30) days after the personal information is no longer being actively used in fulfilling Supplier’s obligations to Buyer under this Agreement.

E.            Supplier shall take all measures necessary to ensure the security of Supplier’s data.  Further, Supplier shall comply with the current online Privacy Alliance’s privacy guidelines (available at www.privacyalliance.org), and any and all updates as they may be issued.

25. ELECTRONIC TRANSACTIONS

The parties may agree to exchange documents electronically when both Supplier and Buyer are capable of performing such transactions.

26.  USE OF BUYERS PASSWORDS

A.           During the term of the Agreement, Buyer may provide Supplier’s employees and/or agents with user names and passwords (“Password[s]”) for access to certain of Buyer’s confidential websites (“Website[s]”).  Buyer may revoke a Password and access rights to any Website, at any time without notice to Supplier.  Supplier agrees that the Passwords are the confidential information of Buyer and shall be maintained in accordance with Section 12A of this Agreement.

B.             Passwords will only be granted to Supplier’s employees or agents that execute an on-line password use agreement.  Supplier agrees that this on-line password use agreement will be a valid and binding agreement when executed by such employees or agents.  Supplier agrees to take all reasonable efforts to ensure that such employees and agents comply with the terms of such password use agreements and to notify Buyer within ten (10) business days of such an employee or agent terminating their employment with Supplier.

C.             Supplier and Supplier’s employees and/or agents are authorized to use Passwords only for accessing the Websites for the business purposes intended by Buyer and for no other purpose.  All information found on the Website or downloaded, transferred, printed or otherwise obtained from the Website is the Confidential Information of Buyer.  Before accessing and receiving Confidential Information from the Website, Supplier’s employees and/or agents must electronically accept the terms and conditions of the electronic Confidential Information Transmittal Record (“CITR”) found on the Website.  Buyer will record and store a record of each and every time Supplier’s employees and/or agents access the Website with the Password.  Supplier’s employees and/or agents will comply with any other restrictions found on the Website.

27.  DISPUTE RESOLUTION

All disputes arising directly under the express terms of this Agreement or the grounds for termination thereof shall be resolved as follows:  The senior management of both parties shall meet to attempt to resolve such disputes.  If the disputes cannot be resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute.  Within thirty (30) days after such written notification, the parties agree to meet for one (1) day with an impartial mediator and consider dispute resolution alternatives other than litigation, including referral to the National Patent Board.  If an alternative method of dispute resolution is not agreed upon within thirty (30) days after the one day mediation, either party may begin litigation proceedings.

28.       SURVIVAL

                  The provisions of Sections: 1, 3, 5, 6, 8, 11, 12, 13, 14, 15, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 and paragraph 4C shall survive the termination or expiration of this Agreement.  In addition, any right or legal obligation of a party contained in any Addendum or Amendment, that by its express term or nature would reasonably extend for a period beyond the term of the Agreement, shall also survive the termination of the Agreement for such extended period.